UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MFS HIGH INCOME MUNICIPAL TRUST

(Name of Issuer)

MUNICIPAL AUCTION RATE CUMULATIVE PREFERRED SECURITIES

(Title of Class of Securities)

59318D203 (See Item 2(e))

(CUSIP Number)

Michael J. Callahan, Esq.

Vice President – Corporate Counsel

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, NJ 07083

908-688-0888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59318D203 (See Item 2(e))

(1)	Names of Reporting Persons Bed Bath & Beyond Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 486

(6) Shared Voting Power

(7) Sole Dispositive Power 486

(8) Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 486

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 12.5%

(12)	Type of Reporting Person (See Instructions) CO

Item 1(a)		Name of Issuer: MFS HIGH INCOME MUNICIPAL TRUST
Item 1(b)		Address of Issuer’s Principal Executive Offices: 500 Boylston Street 15th Floor Boston, Massachusetts 02116

Item 2(a)		Name of Person Filing: BED BATH & BEYOND INC.
Item 2(b)		Address or Principal Business Office or, if none, Residence: 650 Liberty Avenue Union, NJ 07083
Item 2(c)		Citizenship: BED BATH & BEYOND INC. is a New York corporation.
Item 2(d)		Title of Securities: Municipal Auction Rate Cumulative Preferred
Item 2(e)		CUSIP No.: 59318D203 59318D302

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4	Ownership:
These shares represent the Reporting Person’s combined holdings in two series of municipal auction rate preferred securities of the Issuer, which are treated herein as one class of securities.
(a) Amount beneficially owned: See Item 9 of cover pages
(b) Percent of class: See Item 11 of cover pages
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages.

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8:	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2012

BED BATH & BEYOND INC.

	Signature	/s/ Michael J. Callahan
	Name:	Michael J. Callahan
	Title:	Vice President & Corporate Counsel